Term Sheet to

Prospectus Supplement

Registration Statement No. 333-133466

Dated May 23, 2006

Rule 433

FINAL PRICING TERMS – May 23, 2006

Issuer	Global Crossing Limited (NASDAQ: GLBC).

Securities offered	12,000,000 shares of common stock of the issuer, par value $0.01 per share (plus option to purchase up to an additional 1,800,000 shares).

Common stock outstanding	The total number of issued and outstanding shares of common stock as of March 31, 2006 was approximately 24.4 million and immediately after the completion of this offering, assuming this offering was completed as of March 31, 2006, would have been approximately 36.4 million shares, or approximately 38.2 million shares if the underwriters exercise in full their option to purchase additional shares.

Price to public	$20.00 per share. $240,000,000 total.

Last reported sale price (May 23, 2006)	$19.15 per share.

Underwriting discount	$1.10 per share (other than in respect of the 6,226,145 shares of common stock being purchased by STT Crossing Ltd (“STT Crossing”) as described below). $6,351,240.50 total.

Use of proceeds

The issuer expects to receive approximately $232.5 million after deducting estimated fees and expenses and underwriting discounts (or approximately $266.6 million if the underwriters exercise in full their option to purchase the additional 1,800,000 shares).

The issuer intends to use the gross proceeds from the offering, together with gross proceeds from the issuer’s concurrent offering of convertible senior notes for general corporate purposes, which may include the acquisition of assets or businesses that are complementary to the issuer’s existing business, as well as to purchase a portfolio of U.S. treasury securities to fund the first six interest payments on the convertible senior notes, and to pay related fees and expenses of the offerings.

Trade date	May 23, 2006

Settlement date	May 30, 2006

Sole bookrunner	Goldman, Sachs & Co.

Joint lead manager	Morgan Stanley & Co. Incorporated

Concurrent offering of convertible senior notes

Concurrently with this offering, the issuer offered $125,000,000 aggregate principal amount of convertible senior notes due 2011 (plus an option to purchase up to an additional $18,750,000 in principal amount of notes). The notes are convertible into common stock at a conversion rate of 43.5161 shares of common stock per $1,000 principal amount of notes, subject to adjustment.

The consummation of this offering is not conditioned upon the consummation of the concurrent offering of the notes and vice versa.

STT participation

STT Crossing, a wholly-owned subsidiary of Singapore Technologies Telemedia Pte Ltd (“ST Telemedia”), is purchasing 6,226,145 shares of common stock in this offering. As of April 28, 2006, ST Telemedia (together with its affiliates) beneficially owned 68.6% of the issuer’s common stock (including the common shares into which their mandatory convertible notes and 2.0% cumulative senior preferred shares are immediately convertible).

In connection with a facility agreement entered into by STT Communications Ltd (an affiliate of STT Crossing) in December 2004, as amended and supplemented, STT Crossing pledged 5,800,000 shares of common stock of the issuer and 5,800,000 senior preferred shares of the issuer, in each case presently owned by STT Crossing, to secure the funds borrowed under the facility agreement. The issuer could experience a change in control if the lender were to foreclose on such shares in the event of a default under such facility agreement.

The Registration Rights Agreement dated December 9, 2003 between the issuer and STT Crossing is being amended to extend the registration rights granted to STT Crossing thereunder to cover the shares of common stock that STT Crossing and/or its affiliates is acquiring in this offering. Under such agreement, STT Crossing and/or its affiliates may cause the issuer to register shares of common stock held by them at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman, Sachs & Co. toll-free at 1-866-471-2526 or Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649.

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